Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Dunkel David L.	2. Issuer Name and Ticker or Trading Symbol Kforce, Inc. (KFRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [x] Director [X] 10% Owner x] Officer (give title below) [ ] Other (specify below) Chief Executive Officer
(Last) (First) (Middle) 1001 East Palm Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) Tampa, Florida 33605		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [x ] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	12/18/01		J (1)	1,610,400	D	-	273,081(2)	D
Common Stock	12/18/01		J (1)	1,610,400	A	-	1,610,400	I	By: the David L Dunkel Revocable Trust, UA date 3/4/94
Common Stock							520	I	As custodian for Daughter
Common Stock							400	I	As Custodian for Son
Common Stock							310	I	As Custodian for Son
Common Stock							31,712	I	By: Spouse (3)

(1) Represents a change of beneficial ownership.

(2) Shares include 47,985 shares of restricted stock that will vest on January 16, 2007.

(3) The reporting person disclaims beneficial ownership of the shares held by his spouse.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	(Over) SEC 2270 (9-02)

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3. A Deemed Execution Date, if Any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I)(Instr. 4)	11. Nature of Indirect Beneficial Ownership(Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ David Dunkel David Dunkel **Signature of Reporting Person	February 13, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	SEC 2270 (9-02) Page 2